                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                      ------------------------------------

                                (AMENDMENT NO. 5)


                             TALLEY INDUSTRIES, INC.
                            (Name of Subject Company)

                             SCORE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        CARPENTER TECHNOLOGY CORPORATION
                                    (Bidders)
                      Series A Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468720
                      (CUSIP Number of Class of Securities)

               Series B $1 Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468730
                      (CUSIP Number of Class of Securities)

                     Common Stock, $1.00 Par value per share
           (Including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                    87468710
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                                  JOHN R. WELTY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        CARPENTER TECHNOLOGY CORPORATION
                              101 WEST BERN STREET
                        READING, PENNSYLVANIA 19612-4662
                            Telephone: (610) 208-2000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                      ------------------------------------


                                 with a copy to:

                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000

                       ATTENTION: HERBERT F. GOODRICH, JR.

         This Amendment No. 5 to the Schedule 14D-1 relates to a tender offer by Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 5 is to amend and supplement Item 10 of the Schedule 14D-1 as described below.

 ITEM 10.         Additional Information

      (f)      Item 10(f) is hereby amended and supplemented by the following:

      The second paragraph of Section 1 of the Offer to Purchase (Term of the Offer; Expiration Date) shall be amended and supplemented by adding the following after the third sentence thereof:

      "IF ANY SUCH WAIVER OCCURS, THE PURCHASER SHALL EXTEND THE OFFER FOR THAT TIME PERIOD, IF ANY, REQUIRED BY THE EXCHANGE ACT, AS DEFINED BELOW, OR ANY REGULATION OR RULE ISSUED THEREUNDER."


      Section 10 of the Offer to Purchase (Background of the Offer; Contacts with the Company) shall be amended and supplemented by the following:

      "The purchase prices of $11.70 per Series A Preferred Share and $16.00 per Series B Preferred Share were derived from the purchase price of $12.00 per Common Share. Since each Series A Preferred Share and Series B Preferred Share is convertible into .95 and 1.3125 Common Shares, respectively, the purchase price for each Preferred Share was calculated by first multiplying the applicable conversion ratio times $12.00. To these amounts were added the next quarterly dividend payable to that Preferred Share, $0.275 in the case of Series A Preferred Shares and $0.25 in the case of Series B Preferred Shares. The resulting amounts were rounded up to $11.70 for the Series A Preferred Shares and exactly $16.00 for the Series B Preferred Shares. The next quarterly dividend amounts were included in the purchase price for Preferred Shares so that holders tendering their Preferred Shares during the term of the Offer would receive consideration substantially equivalent to the total amounts received by those holders who continue to hold their Preferred Shares until the date of the Merger."


      The introductory clause of Section 15 of the Offer to Purchase (Certain Conditions of the Offer) is hereby amended and restated in its entirety to read as follows:

      "Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for, subject to Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment, and may terminate or amend the Offer if (i) that number of Shares which would represent at least a majority of the voting power represented by the Shares and other securities entitled generally to vote in the election of directors of the Company outstanding on a fully diluted basis after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into or exchangeable for Shares or such voting securities shall not have been validly tendered and not withdrawn immediately prior to the expiration of the Offer (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of commencement of the Offer and prior to the Expiration Date, any of the following conditions exist or shall occur:"


      The first sentence of the last paragraph of Section 15 of the Offer to Purchase (Certain Conditions of the Offer) is hereby amended and restated in its entirety to read as follows:

      "The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition and may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser or Parent; provided, however, that if any such waiver occurs, the Purchaser or Parent shall extend the Offer for that time period, if any, required by the Exchange Act or any regulation or rule issued thereunder."

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.


                                         CARPENTER TECHNOLOGY CORPORATION


                                         By: /s/ John R. Welty
                                            -----------------------------------
                                         Name: John R. Welty
                                         Title: Vice President, General Counsel
                                                 and Secretary

                                         SCORE ACQUISITION CORP.


                                         By: /s/ John R. Welty
                                            -----------------------------------
                                         Name: John R. Welty
                                         Title: Secretary


Dated:  October 22, 1997